EXHIBIT 99.1

BrainsWay Ltd. to Host Second Quarter 2019 Financial Results Conference Call on August 26, 2019

JERUSALEM and HACKENSACK, N.J., Aug. 14, 2019 (GLOBE NEWSWIRE) -- BrainsWay Ltd. (NASDAQ & TASE: BWAY) (“BrainsWay” or the “Company”), a global leader in the advanced non-invasive treatment of brain disorders, today announced that it will report its second quarter 2019 financial results and operational highlights on Monday, August 26, 2019.

The Company will host a conference call on Monday, August 26, 2019 at 8:00 a.m. Eastern Time to review the financial results and operational highlights.

To participate in the conference call, please dial one of the following numbers 15 minutes prior to the start of the call: United States: +1-866-966-1396; International: +44 (0) 2071 928000; and Israel: +972-3 721 7998. The access code for the call is: 4379676.

The conference call will be broadcast live and will be available for replay for 30 days on the Company's website, https://investors.brainsway.com/financial-calendar. Please access the Company's website at least 15 minutes ahead of the conference call to register.

About BrainsWay

BrainsWay is a commercial stage medical device company focused on the development and sale of non-invasive neuromodulation products using the Company’s proprietary Deep Transcranial Magnetic Stimulation (Deep TMS) technology for the treatment of Major Depressive Disorder (MDD) and Obsessive-Compulsive Disorder (OCD), for which BrainsWay received marketing authorization from the U.S. Food and Drug Administration (FDA) in 2013 (for MDD) and in August 2018 (for OCD). BrainsWay is currently conducting clinical trials of Deep TMS in other psychiatric, neurological and addiction disorders, including smoking cessation and post-traumatic stress disorder, and is planning trials for opioid addiction, fatigue in Multiple Sclerosis (MS) and post-stroke rehabilitation.

Forward Looking Statements

This press release contains forward-looking statements about the Company’s expectations, beliefs and intentions.  These forward-looking statements and their implications are based on the current expectations of the management of the Company only, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition, historical results or conclusions from scientific research and clinical studies do not guarantee that future results would suggest similar conclusions or that historical results referred to herein would be interpreted similarly in light of additional research or otherwise. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inadequacy of financial resources to meet future capital requirements; changes in technology and market requirements; delays or obstacles in launching and/or successfully completing planned studies and clinical trials; failure to obtain approvals by regulatory agencies on the Company’s anticipated timeframe, or at all; inability to retain or attract key employees whose knowledge is essential to the development of Deep TMS products; unforeseen difficulties with Deep TMS products and processes, and/or inability to develop necessary enhancements; unexpected costs related to Deep TMS products; failure to obtain and maintain adequate protection of the Company’s intellectual property, including intellectual property licensed to the Company; the potential for product liability; changes in legislation and applicable rules and regulations; unfavorable market perception and acceptance of Deep TMS technology; inadequate reimbursement from third-party payers, including insurance companies and Medicare; inability to commercialize Deep TMS, including internationally, by the Company or through third-party distributors; product development by competitors; inability to timely develop and introduce new technologies, products and applications, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements.

Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s filings with the U.S. Securities and Exchange Commission.

Contacts:
BrainsWay Ltd.
Hadar Levy
Chief Financial Officer
hadarl@BrainsWay.com

Investors:
Bob Yedid
LifeSci Advisors
646-597-6989
Bob@LifeSciAdvisors.com